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                              May 14, 2021

       Le Yu
       Chief Strategy Officer
       Dingdong (Cayman) Ltd
       Building 6, 500 Shengxia Road,
       Shanghai, 200125
       People   s Republic of China

                                                        Re: Dingdong (Cayman)
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 16,
2021
                                                            CIK No. 0001854545

       Dear Ms. Yu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Our Mission, page 1

   1. Please provide the basis for your claims that you provide "first-in-class user experience."
       Prospectus Summary, page 1

   2. Please revise page 1 and elsewhere, as applicable, to precede disclosure of GMV with disclosure of your
revenues to avoid giving undue prominence to this metric.
 Le Yu
FirstName  LastNameLe
Dingdong (Cayman)  LtdYu
Comapany
May        NameDingdong (Cayman) Ltd
     14, 2021
May 14,
Page 2 2021 Page 2
FirstName LastName
Corporate History and Structure, page 6

3. Please revise your introductory paragraph to clarify that investors will own shares in a holding company that has no material operations of its own and does not directly own all of its operations in China. Also, please briefly disclose in this section the significant restrictions on payment of dividends imposed under PRC law and disclose the circumstances under which the funds of your subsidiaries are distributable as cash dividends to you.
Conventions That Apply to This Prospectus, page 7

4. We note your definition of GMV represents the total value of all orders placed, regardless of whether the products are sold or delivered. Please tell us why you believe it is meaningful to include orders placed that were not sold or delivered. Please also tell us how a placed order would not be sold or delivered. Additionally, please explain the difference between GAAP revenue and GMV.
Any lack of requisite approvals, licenses, permits or filings..., page 24

5. Clarify why you have registered some of your regional processing centers and frontline fulfillment stations, even though you also state that you do not believe you are required to do so. Quantify the number of such centers and stations, to put this risk in context.
The defects in certain leased property interests, page 31

6. We note that you are still in the process of applying for certain necessary licenses and permits. We also note that you have not registered all of your lease agreements. Please disclose when you expect to be in compliance with relevant regulatory requirements and, if the amounts at issue are material to your operations, whether you may be subject to retroactive penalties and sanctions for non-compliance.
We face risks related to natural disasters, page 32

7. We note conflicting disclosure regarding the effect of the coronavirus pandemic on your operations. On one hand, we note disclosure at pages 32 and 71 that you "could" or "may be" adversely affected by COVID-19. On the other hand, you cite the pandemic as a reason for your nearly 200% growth in revenues in 2020. While your disclosure would not seem to be irreconcilable, please revise to provide a more detailed discussion of the effect of the pandemic upon your historical operations. Also, please update your disclosure to discuss future prospects as local and world economies re-open after the end of the pandemic, including the possibility that demand for online groceries may wane and that inflation may rise as government stimulus and customer demand threatens to increase the prices of goods and services.
 Le Yu
FirstName  LastNameLe
Dingdong (Cayman)  LtdYu
Comapany
May        NameDingdong (Cayman) Ltd
     14, 2021
May 14,
Page 3 2021 Page 3
FirstName LastName
Risks Relating to Doing Business in China, page 36

8. Revise your risk factors to disclose the risk of regulations relating to restrictions on foreign investments for companies with operations in China generally and as applied to
         Value-Added Telecommunications Businesses. While you discuss those regulations on pages 120-121, you do not address how those regulations apply to you and your business.
         In this regard, we note that you have not opted to utilize a variable interest entity structure that has been adopted by many companies with operations in China to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Please revise or advise.
Our dual-class voting structure will limit your ability to influence, page 46

9. Please revise this risk factor heading to prominently disclose that your chief executive officer and founder will retain significant voting control of the company. In addition, please revise your ensuring risk factor disclosure with respect to your dual class structure to discuss:

                that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment;
                that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders;
                the votes per share which each share of Class A and Class B ordinary shares are entitled; and
                the impact, if any, of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power.
              Please include similar disclosure under "Description of Share Capital."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our ability to effectively invest in our fulfillment infrastructure and technology, page 71

10. You state that you have established 40 regional processing centers in 14 cities in China and established over 950 frontline fulfillment stations in 29 cities as of March 31,
         2021. Please revise to clarify what you mean by the term "established" and whether it means own and operate.
Business, page 94

11. Please discuss your expansion efforts into new products and markets (i.e., lower tier cities) and the challenges related to competition, pricing, product selection, profit margins, regulatory issues and marketing in these new markets. For example, it is unclear whether new product offerings are expected to sacrifice profitability in order to generate sufficient market share, and whether you will aggressively abandon products or locations if they do
 Le Yu
FirstName  LastNameLe
Dingdong (Cayman)  LtdYu
Comapany
May        NameDingdong (Cayman) Ltd
     14, 2021
May 14,
Page 4 2021 Page 4
FirstName LastName
         not achieve desired results in a short time period. Also, please explain how you determine whether the "order density" is sufficient for you to maintain operations in a market.
Key Operating Metrics, page 97

12. We note the graphic entitled "Average Spending per Transacting User/Member" on page
         98. For additional context, please revise the narrative discussion under this graphic to disclose the average dollar amount per user per order for members as compared to non-
         members as well as the retention rates for your members.
Highly Scalable Business Model, page 102

13. Please revise to explain the meaning of the term "consumption upgrading" and why you believe it is currently accelerating in China.
Dingdong Membership, page 109

14. Given the significance of member-generated revenue to your business model, please expand your discussion of your membership program. In this regard, please describe the subscription framework, monthly or annual fees, if any, and the value of the discounted shipping arrangements, product offerings, and other benefits available to members.
Procurement, page 110

15. You disclose on page 110 that two of your competitive strengths are your sourcing and procurement capabilities. Please provide further detail about how your products are sourced, the terms of your material agreements (including how they can be terminated), and whether they are exclusive. Also, please discuss the costs incurred by farmers to comply with your D-GAP agricultural practices. File any material agreements related to sourcing and procurement with your next amendment.
Self-Branded Products, page 111

16. Please revise to disclose the costs to you of launching private label products and whether you intend to launch additional self-branded products in the future. To the extent material, quantify the significance of your private label products to your revenues, describe the material terms of your agreements to produce and distribute these products, and file the agreements as exhibits.
Quality Control, page 114

17. You disclose on page 70 that your online store offers more than 12,500 SKUs. Please provide additional disclosure here and at page 114, as appropriate, about the qualifications and capacity of your quality control team to conduct inspections of hundreds of different types of food products and daily necessities throughout China. Also, we note your disclosure on page 17 about several cases of sub-par products being sold on your site.
         Please revise this section to disclose defect percentage rate, if material.
 Le Yu
Dingdong (Cayman) Ltd
May 14, 2021
Page 5
Technology, page 115

18. We note disclosure that your technology such as digitalization and artificial intelligence provides your most significant competitive advantage. Please revise this section to provide additional disclosure regarding the capacity and specific expertise of your engineering team. Also, explain whether, and to what extent, your technology consists of modified commercial products, new in-house applications created by your employees and contractors, or a combination of both.
Management, page 137

19. Please revise to provide Mr. Ding's professional biography for the most recent five year period.
       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameLe Yu
                                                           Division of
Corporation Finance
Comapany NameDingdong (Cayman) Ltd
                                                           Office of Trade &
Services
May 14, 2021 Page 5
cc:       Steve Lin
FirstName LastName